FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 15, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.
(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO increases stake in Banca Antonveneta by 8.83% to 72.46% dated 15 March, 2006

The information contained in this report is incorporated by reference into the Registration Statements on Form F-3 File Nos. 333-89136 and 333-104778 and the Registration Statements on Form S-8 File Nos. 333-81400, 333-84044, 333-128621, 333-128619 and 333-127660.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 16, 2006	By:	/s/ Hugh Scott-Barrett

		Name:	Hugh Scott-Barrett
		Title:	Member of the Managing Board

	By:	/s/ Willem Nagtglas Versteeg

		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary

Item 1

Press Release

Amsterdam, 15 March 2006

ABN AMRO increases stake in Banca Antonveneta by 8.83% to 72.46%

ABN AMRO has today acquired an additional 8.83% of the shares of Banca Antonveneta at EUR 26.50 per share in line with the agreement with a number of shareholders as announced on 26 September 2005.

Taking into account the purchases of Banca Antonveneta shares in the open market, ABN AMRO’s stake has increased to 72.46% of the bank’s outstanding share capital.

ABN AMRO launched on 27 February 2006 a mandatory cash offer in Italy for the remaining shares it does not already own in Banca Antonveneta at a price of EUR 26.50 per share. The tender period will end on 31 March 2006. The offering document is available in Italian on ABN AMRO’s website www.abnamro.com/antonveneta for investors resident in Italy. A courtesy English translation is available on request.

Press contacts:
+31 20 628 89 00

Investor relations:
+31 20 628 78 35

Restrictions. This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares in Banca Antonveneta nor the fact of its distribution form the basis of, or be relied upon in connection with, any contract or investment decision in relation thereto. The mandatory public offer is launched exclusively in Italy. Tendering the shares to the offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions of a legal or regulatory nature. It is the exclusive responsibility of the addressees of the offer to comply with such rules and, therefore, prior to the subscription, they must ascertain their existence and enforceability, by enquiring with their advisers.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty